KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

May 19, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions

Re:	Omega Protein Corporation
Soliciting Materials on Schedule 14A filed by Wynnefield Capital, Inc. et. al.
Filed April 28, 2016 and May 2, 2016
File No. 001-14003

Dear Mr. Pitko:

On behalf of Wynnefield Capital, Inc. and its affiliates (the “Wynnefield Group”), we are submitting today in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities and Exchange Act of 1934, as amended (the “Act”), Definitive Additional Soliciting Materials under Rule 14a-12 filed on Schedule 14A (the “DFAN”) with respect to the 2016 Annual Meeting of Omega Protein Corporation (“Omega” or the “Company”). The DFAN includes the Wynnefield Group’s revised soliciting materials filed pursuant to Rule 14a-12 on April 28, 2016, as Exhibit A to the DFAN and May 2, 2016, as Exhibit B to the DFAN (collectively the “Soliciting Materials”).

The DFAN has been revised in response to the Staff’s comments contained in the Staff’s letter of comment dated May 9, 2016 (the “Staff Letter”) to the Soliciting Materials. In connection therewith, we have set forth on Schedule A responses of the Wynnefield Group to the Staff’s comments, which have been listed in the order of the comments from the Staff Letter. We are also attaching as Schedule B hereto the statement required from each of the filing persons regarding Staff comments.

Please feel free to contact me at (212) 519-5101 with any questions regarding the foregoing.

Very truly yours,

/s/ Jeffrey S. Tullman

Jeffrey S. Tullman

Enclosures

Exhibit A- Revised Press Release dated April 28, 2016

Exhibit B- Revised Press Release dated May 2, 2016

cc:	Bryan J. Pitko (with courtesy copy via electronic mail)
Wynnefield Capital, Inc.

Schedule A - Responses of the Wynnefield Group to the

Commission Staff Comment Letter dated May 9, 2016

General

1.	Please provide support for the following statements:

•	“two of their four forays in their Human Nutrition space- In Con- which was intended to produce fish oil pure enough for human nutrition and Wisconsin Specialty Protein- a $60 million spend to create profitless overcapacity in the whey products business can, in our view, only be described as abject failures;”
•	“there are no indications that EBITDA margins in their other Human Nutrition acquisitions Cyvex and Bioriginal Food and Science have come even close to the historical margins the Company obtains in its Animal Nutrition segment;” and
•	“shareholders are systematically being refused the right to engage in a dialogue with the management team of a public company.”

The Wynnefield Group notes the Staff’s comment and, in response to this comment we provide the following supplemental support for each statement noted in the Staff Letter:

•	“two of their four forays in their Human Nutrition space- In Con- which was intended to produce fish oil pure enough for human nutrition and Wisconsin Specialty Protein- a $60 million spend to create profitless overcapacity in the whey products business can, in our view, only be described as abject failures;”

The Wynnefield Group continues to believe that the Company has misallocated a significant amount of shareholders’ capital toward its Human Nutrition business. The Company’s acquisitions of InCon and Wisconsin Specialty Protein (“WSP”) while making further investments in its Bioriginal Food and Science (“Bioriginal”) acquisition resulted in an allocation of approximately $60 million of capital. This approximately $60 million utilized by the Company in its whey products and concentrated oils businesses is comprised of (i) the Company’s acquisition of InCon in September, 2011 for approximately $8.7 million and the subsequent discontinuance and closure of the InCon facility in March, 2016, resulting in an approximately $4.5 million loss; (ii) the Company’s acquisition of WSP for approximately $26.5 million in February, 2013 plus a subsequent investment of $5 million to expand the WSP facility, announced in August, 2013; and (iii) the investment of approximately $20 million in Bioriginal in order to expand its specialty dairy protein production facility. After making these investments, the Company’s management acknowledged the Company’s excess whey-dairy protein supply capacity while experiencing a decline in demand in its Human Nutrition whey-dairy protein business. Bret Scholtes, the Company’s CEO acknowledged during the Company’s third quarter of 2015 earnings call that this dairy business is “…currently dealing with lower prices and the higher protein segment of the industry, in which we participate, is no exception as excess supply has more than offset demand growth.” In light of the significant capital invested by the Company in its Human Nutrition business and concentrated oil and whey protein capacities in particular, the closure of its concentrated oil facility, the Company’s excess supply of and the decreased demand for its whey-dairy protein, along with declining gross profit margins and operating income losses of the Company’s Human Nutrition business, compared to the Company’s significantly more successful core Animal Nutrition business, the Wynnefield Group believes that it is fair to characterize these investments as “profitless” and “abject failures.”

•	“there are no indications that EBITDA margins in their other Human Nutrition acquisitions Cyvex and Bioriginal Food and Science have come even close to the historical margins the Company obtains in its Animal Nutrition segment;”

Based on the Company’s Human Nutrition segment operating income and depreciation and amortization presented in its public filings and earnings calls, the Wynnefield Group has calculated that the Company’s EBITDA margins in its Human Nutrition business, including Cyvex and Bioriginal, were (4.3%), (10.8%), 2.5%, and 11% in the years ended December 31, 2015, 2014, 2013 and 2012, respectively. These margins are significantly lower than the EBITDA margins of the Company’s Animal Nutrition business which were 42.5%, 33%, 40.1%, and 21.1% in the years ended December 31, 2015, 2014, 2013 and 2012, respectively, as calculated by the Wynnefield Group based on the Company’s Animal Nutrition segment operating income and depreciation and amortization as presented by the Company in its public filings.

•	“shareholders are systematically being refused the right to engage in a dialogue with the management team of a public company.”

The Wynnefield Group notes that since filing its Schedule 13D on August 11, 2015, it has been denied the right to ask questions of Omega’s management team on its last three quarterly earnings conference calls. Additionally, the Wynnefield Group is aware of other shareholders who have been excluded from asking questions to Omega’s management on those earnings calls as well. Transcripts of these earnings calls confirm that Omega’s management has only permitted sell-side investment banking analysts to participate and ask questions on the earnings calls. Below is a list of the participants during Omega’s past three earnings calls:

Q1 2016 Earnings Call

Company Participants

• John D. Held

• Bret D. Scholtes

• Andrew C. Johannesen

Other Participants

• Timothy S. Ramey

• Brett Michael Hundley

• Eric Mitchell Gottlieb

• Tyson Lee Bauer

Q4 2015 Earnings Call

Company Participants

• John D. Held

• Bret D. Scholtes

• Andrew C. Johannesen

Other Participants

• Brett Michael Hundley

• Eric Mitchell Gottlieb

• Timothy S. Ramey

• Tyson Lee Bauer

Q3 2015 Earnings Call

Company Participants

• John D. Held

• Bret D. Scholtes

• Andrew C. Johannesen

Other Participants

• Brett Michael Hundley

• Timothy S. Ramey

• Eric Mitchell Gottlieb

• Tyson Lee Bauer

2.	Please revise to characterize the following statements as your belief:

•	“[i]ndeed, in keeping with its anti-shareholder bias, Omega’s Board unilaterally amended and restated its Bylaws for the sole purpose of entrenching the Board and Management;”

•	“Omega’s exclusionary conduct on its recent conference calls should be viewed in the context of a series of its other anti-shareholder governance policies;” and

•	“…recent re-writes of the Company’s by-laws to further disenfranchise shareholders.”

The Wynnefield Group notes the Staff’s comment and, in response to this comment has revised the DFAN to characterize the statements in bullets 1 and 3 above as the Wynnefield Group’s belief. The Wynnefield Group believes that the statement in bullet 2 above is supported by the Wynnefield Group’s response contained in bullet 3 to the Staff’s comment number 1.

3.	Where you state that “[t]he current Board of Directors has refused to even entertain a discussion” and “[your] attempt at a dialogue was met with non-responsiveness on the part of Omega,” please revise to identify and describe prior discussions between Wynnefield and its affiliates and Omega. In this respect we also note your statement that Wynnefield and Omega previously engaged in settlement discussions.

The Wynnefield Group notes the Staff’s comment and, in response to this comment has revised the statements in the DFAN that are noted in the Staff Letter to identify and provide a description of the prior discussions between the Wynnefield Group and Omega. Further, we note the following discussions between the Wynnefield Group and Omega as support for each statement below:

•	“[t]he current Board of Directors has refused to even entertain a discussion”

In June and July 2015, the Wynnefield Group expressed to the Company’s Chief Executive Officer their concern with what the Wynnefield Group believes is the Company’s misallocation of approximately $168 million towards its less profitable human nutrition business and which the Wynnefield Group believes was undertaken at the expense of opportunities to expand Omega Protein’s core animal nutrition business, or returning capital to the Company’s stockholders.

On September 25, 2015, in response to the Company’s announcement of the commencement of its strategic review process with respect to its Animal Nutrition segment, the Wynnefield Group recommended that the Company consider appointing Michael N. Christodolou as an independent director to fill an existing vacancy on the Board. In connection with such recommendation, the Wynnefield Group provided the Company with Mr. Christodolou’s credentials, and offered to arrange an in person meeting between the Board and Mr. Christodolou. The Company’s Board refused to meet with or have any contact with Mr. Christodolou at that time, despite the vacancy existing on the Board and Mr. Christodolou’s strong qualifications.

Additionally, on October 8, 2016, the Wynnefield Group filed with the SEC an amendment to its Schedule 13D disclosing that the Wynnefield Group recommended that the Company, among other things, appoint a special Strategic Review Committee of independent members of the Board to review strategic alternatives to enhance shareholder value and to adopt best practices governance reforms.

However, instead of embracing the Wynnefield Group’s recommended reforms and engaging in a constructive dialogue with the Wynnefield Group on November 5, 2015, the Issuer’s Board unilaterally adopted, without stockholder approval, amended and restated Bylaws which in the Wynnefield Group’s belief, added additional burdens on stockholder suffrage by making any notice of nominations given in accordance with the previous deadline set forth in the Issuer’s 2015 Proxy Statement not timely. The Wynnefield Group believes that this pattern of behavior by the Company’s Board of Directors and management clearly demonstrates their unwillingness to engage in a meaningful dialogue with the Wynnefield Group.

•	“[O]ur attempt at a dialogue was met with non-responsiveness on the part of Omega,”

In connection with its settlement discussions, on April 8, 2016, the Wynnefield Group’s counsel submitted a counterproposal to the Company’s settlement offer of March 28, 2016. Also on April 8, 2016, Wynnefield Group’s counsel informed the Company’s counsel by email that “Although our proposal speaks for itself, we are certainly open to reasonable discussion”. Neither the Company nor the Company’s counsel ever responded to the Wynnefield Group’s offer to engage in further discussions in an effort to settle the proxy contest.

After not hearing a response from the Company’s counsel to the Wynnefield Group’s proposed settlement offer, the Wynnefield Group’s counsel placed two calls to the Company’s counsel on April 19, 2016 which were not returned; and sent an email to the Company’s counsel on April 20, 2016 seeking a resolution which was not responded to. After this exchange, the Company’s counsel repeatedly failed to respond to the Wynnefield Group’s communications with respect to settlement discussions and did not contact the Wynnefield Group’s counsel or the Wynnefield Group until May 9, 2016 when the Company filed its preliminary proxy statement and sent the Wynnefield Group a letter notifying the Wynnefield Group of its intention to nominate David H. Clarke, a Wynnefield director nominee, as a candidate for election on the Company’s slate at the Annual Meeting.

Schedule B

Each of the undersigned (the “Filing Persons”) in response to the Securities and Exchange Commission’s (the “Commission”) letter of comment dated May 9, 2016 regarding those Soliciting Materials filed by the Filing Person with respect to the 2016 Annual Meeting of Omega Protein Corporation do hereby acknowledge that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIGNATURES

Wynnefield Partners Small Cap Value, L.P. By: Wynnefield Capital Management LLC, its General Partner By: /s/ Nelson Obus Co-Managing Member	Wynnefield Partners Small Cap Value, L.P. I By: Wynnefield Capital Management LLC, its General Partner By: /s/ Nelson Obus Co-Managing Member
Wynnefield Small Cap Value Offshore Fund, Ltd. By: Wynnefield Capital, Inc. By: /s/ Nelson Obus President	Wynnefield Capital Management, LLC By: /s/ Nelson Obus Co-Managing Member
Wynnefield Capital, Inc. By: /s/ Nelson Obus President	Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan By: /s/ Nelson Obus Co-Trustee
/s/ Joshua H. Landes Joshua H. Landes	/s/ Nelson Obus Nelson Obus

Exhibit A

Revised Press Release dated April 28, 2016

Wynnefield Calls on Omega

to Immediately Set Date for the Annual Meeting

 _______________

Increases Ownership Stake in Omega Protein

  _______________

NEW YORK – April 28, 2016 – Wynnefield Capital, Inc. and its affiliates (collectively, “Wynnefield”), long-term stockholders of Omega Protein Corp. (NYSE: OME) (“Omega” or the “Company”) with an approximate 7.9% ownership interest (as of April 28, 2016), today made the following statement following the filing of a Schedule 13D/A with the Securities and Exchange Commission (the “SEC”).

Nelson Obus, Wynnefield’s President, said, “For nearly 9 months, Wynnefield has attempted to constructively engage with Omega Protein over what Wynnefield believes is the Company’s misallocation of approximately $168 million into the Human Nutrition business, while foregoing significant opportunities to modernize and grow their core Animal Nutrition business. The Company’s own financial reports over the past 4 years demonstrate that Omega has squandered almost $7.00 a share of stockholder free cash flow in the failed attempt to enter the human nutrition business.

“Shareholders should be seriously concerned as well over the opportunity cost resulting from the misallocation of approximately $168 million of capital. We believe this money could and should have been used to make improvements within Omega’s core high margin Animal Nutrition business, or returned to shareholders via dividends or share buy backs.

“We believe that the current Board of Directors has refused to even entertain a discussion regarding their poor business judgement or hear fresh independent views on maximizing shareholder returns. This includes (i) the Board not establishing a strategic review committee comprised solely of independent directors to oversee its strategic review process; and (ii) the Board’s previous unwillingness to meet with Mr. Michael N. Christodolou, a person with significant corporate governance, investment and capital allocation expertise that Wynnefield strongly recommended the Company consider appointing as an independent director to fill an existing vacancy on the Board. Our attempt at a dialogue was met with non-responsiveness on the part of Omega as its counsel failed, for a period of one month, to respond to Wynnefield’s counterproposal for the settlement of the potential proxy contest.”

Mr. Obus continued, “Accordingly, Wynnefield has submitted a slate of three highly qualified and independent Board nominees for election at the Company’s Annual Meeting, as a last resort to preserve Omega’s capital and protect the interests of all stockholders. Wynnefield and Omega entered into settlement discussions, which were terminated by Omega’s failure to respond. As indicated in our recently filed 13D/A, we are fully committed to pursuing the nominations of Michael Christodolou, David Clarke and James Sherbert, Jr. to Omega’s Board. These three nominees are committed to protecting all interests, pressing Omega’s Board to preserve and redirect capital, improving corporate governance practices and to evaluating reasonable alternative business strategies, which we believe will lead to the creation of stockholder value.”

“Wynnefield believes that in keeping with its anti-shareholder bias, Omega’s Board unilaterally amended and restated its Bylaws for the sole purpose of entrenching the Board and Management, by placing additional burdens on the ability of shareholders to nominate and elect directors of their choosing, including by giving the current Board the ability to delay or reschedule the Company’s Annual Meeting, which the Board has yet to set.”

Wynnefield believes that this delay is an attempt by Omega to “window dress” their first quarter results to show positive EBITDA in its misadventure in Human Nutrition, to try and convince shareholders that the cavalry has arrived. This will allow Omega to spin these results as “successes” in the upcoming proxy fight. This should come as no surprise given the year over year increasing losses and write-offs generated by the Human Nutrition segment.

In fact two of their four forays in their Human Nutrition space- In Con- which was intended to produce fish oil pure enough for human nutrition and Wisconsin Specialty Protein- a $60 million spend to create profitless overcapacity in the whey products business can, in our view, only be described as abject failures. Meanwhile there are no indications that EBITDA margins in their other Human Nutrition acquisitions Cyvex and Bioriginal Food and Science have come even close to the historical margins the Company obtains in its Animal Nutrition segment.

We also believe the Board is delaying the Annual Meeting in order to give it more time before announcing the results of its so-called “strategic review” – even though more than 7 months have elapsed since it announced the formation of its Strategic Review Committee. Omega’s shareholders are entitled to have the opportunity to choose between the Board’s nominees and Wynnefield’s candidates. We call on the company to immediately fix a record date and announce the date of the Annual Meeting.

A summary of Wynnefield’s analysis of Omega’s capital misallocation and critique of its governance deficiencies, as well as biographical information of each of Wynnefield’s proposed nominees, is contained on Schedule 13D/A (Amendment No. 3, as filed with the Securities and Exchange Commission on March 1, 2016), which can be found at:

http://www.sec.gov/Archives/edgar/data/1053650/000114420416085133/v432871_sc13da.htm

Additional Information and Where to Find It

Wynnefield Partners Small Cap Value, L.P.; Wynnefield Partners Small Cap Value, L.P. I; Wynnefield Small Cap Value Offshore Fund, Ltd.; Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan; Wynnefield Capital Management, LLC; Wynnefield Capital, Inc.; Joshua H. Landes; and Nelson Obus (collectively, “Wynnefield”) together with Michael N. Christodolou, David H. Clarke and James L. Sherbert, Jr are participants in the solicitation of proxies from stockholders in connection with the 2016 Annual Meeting of Stockholders (the "Annual Meeting") of Omega Protein Corporation (the "Company"). Wynnefield intends to file a proxy statement (the "2016 Proxy Statement") with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the Annual Meeting unless it withdraws its nominations.

Wynnefield may be deemed to beneficially own 1,752,636 shares of the Company's common stock, representing approximately 7.9% of the Company's outstanding common stock. None of the other participants own any shares of the Company's common stock. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the 2016 Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting.

Promptly after any filing of its definitive 2016 Proxy Statement with the SEC, Wynnefield intends to mail the definitive 2016 Proxy Statement and an accompanying proxy card to some or all stockholders pursuant to applicable SEC rules. STOCKHOLDERS ARE URGED TO READ THE 2016 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, copies of the definitive 2016 Proxy Statement and any other documents filed by Wynnefield with respect to the Company with the SEC in connection with the Annual Meeting at the SEC's website (http://www.sec.gov).

Media:

Mark Semer or Daniel Yunger

Kekst

mark.semer@kekst.com / daniel.yunger@kekst.com

212.521.4800

Exhibit B

Revised Press Release dated May 2, 2016

Wynnefield Capital DEMANDS THAT OMEGA PROTEIN ALLOW open Q&A ON upcoming FIRST-QUARTER Conference Call

NEW YORK, MAY 2, 2016 – Wynnefield Capital, and its affiliates (collectively, “Wynnefield Capital”), long-term stockholders of Omega Protein Corp. (NYSE: OME) (“Omega” or the “Company”) with an approximate 7.9% ownership interest (as of April 28, 2016), today demanded that Omega CEO Brett Sholtes and the Omega Board allow the Company’s shareholders to ask questions on the Company’s upcoming first-quarter earnings conference call, scheduled for this Thursday, May 5, 2016. Omega’s current practice is to only allow sell-side analysts to participate in the Q&A sessions on its recent investor conference calls, shutting out the true owners of the Company from asking questions about their investment.

Wynnefield first made this reasonable request to Mr. Sholtes long before it became painfully aware that Omega had displayed seriously flawed business judgment in allocating approximately $168 million in a failed effort to enter the Human Nutrition space. Given the obvious negative results of that investment, Wynnefield now believes that it cannot remain silent while shareholders are systematically being refused the right to engage in a dialogue with the management team of a public company, as they should be permitted.

Wynnefield was permitted to ask management a question during the Q-2 conference call on August 6, 2015, but this courtesy was not extended on subsequent earnings calls. Interestingly, the question was directly focused on Omega’s allocation of capital to the Human Nutrition business at the expense of its Animal Nutrition business. It should be quite obvious to shareholders why this line of inquiry on a public conference call is one that would make management extremely uncomfortable.

Nelson Obus, President of Wynnefield Capital, stated, “Wynnefield believes that Omega’s exclusionary conduct on its recent conference calls should be viewed in the context of a series of its other anti-shareholder governance policies. These include, maintaining a classified Board, recent re-writes of the Company’s by-laws which we believe further disenfranchise shareholders and the Board’s / management’s continued refusal to admit and take responsibility for wasting approximately $7 per share of shareholder capital as a result of Omega’s failed Human Nutrition investment.“

Mr. Obus asserted that, “Omega’s recent practice of only allowing “sell side” analysts, with no direct ownership stake, to ask questions freely is in our view, part of its strategy to deny Omega’s owners an opportunity to hold the Board accountable for their strategic mistakes and resulting misallocation of capital, and to suggest alternative capital allocation scenarios in a public forum with other owners of the Company.”

Wynnefield urges all Omega shareholders to immediately contact Omega and insist that the Company’s current exclusionary conference call practice be ended so that shareholders’ voices be heard.

Wynnefield has nominated three highly qualified, independent candidates for election to the Omega Board at the Company’s annual meeting, when Omega finally sets a date for the annual meeting. If Wynnefield’s nominees are successfully elected to the Board, they have expressed their intention to exert maximum pressure on Omega’s classified Board to adopt good governance practices and to reverse shareholder unfriendly policies.

A summary of Wynnefield’s analysis of Omega’s capital misallocation and critique of its governance deficiencies, as well as biographical information of each of Wynnefield’s proposed nominees, is contained on Schedule 13D/A (Amendment No. 3, as filed with the Securities and Exchange Commission on March 1, 2016), which can be found at: http://www.sec.gov/Archives/edgar/data/1053650/000114420416085133/v432871_sc13da.htm.

Additional Information and Where to Find It

Wynnefield Partners Small Cap Value, L.P.; Wynnefield Partners Small Cap Value, L.P. I; Wynnefield Small Cap Value Offshore Fund, Ltd.; Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan; Wynnefield Capital Management, LLC; Wynnefield Capital, Inc.; Joshua H. Landes; and Nelson Obus (collectively, “Wynnefield”) together with Michael N. Christodolou, David H. Clarke and James L. Sherbert, Jr are participants in the solicitation of proxies from stockholders in connection with the 2016 Annual Meeting of Stockholders (the "Annual Meeting") of Omega Protein Corporation (the "Company"). Wynnefield intends to file a proxy statement (the "2016 Proxy Statement") with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the Annual Meeting unless it withdraws its nominations.

Wynnefield may be deemed to beneficially own 1,752,636 shares of the Company's common stock, representing approximately 7.9% of the Company's outstanding common stock. None of the other participants own any shares of the Company's common stock. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the 2016 Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting.

Promptly after any filing of its definitive 2016 Proxy Statement with the SEC, Wynnefield intends to mail the definitive 2016 Proxy Statement and an accompanying proxy card to some or all stockholders pursuant to applicable SEC rules. STOCKHOLDERS ARE URGED TO READ THE 2016 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, copies of the definitive 2016 Proxy Statement and any other documents filed by Wynnefield with respect to the Company with the SEC in connection with the Annual Meeting at the SEC's website (http://www.sec.gov).

Media:

Mark Semer or Daniel Yunger

Kekst

mark.semer@kekst.com / daniel.yunger@kekst.com

212.521.4800